EXHIBIT 99.1

TeliaSonera's Annual General Meeting, 8 May 2003

STOCKHOLM, Sweden, May 8, 2003 (PRIMEZONE) -- Today's Annual General Meeting of TeliaSonera AB (publ) (Nasdaq:TLSN) (LSE:TLSNq) approved the income statement and balance sheet for 2002.

The Annual General Meeting decided upon a dividend to shareholders of SEK 0.40 per share, and Tuesday 13 May 2003 was appointed as the record date for the dividend. With this record date, it is estimated that the dividend will be sent out from VPC on Friday 16 May 2003.

The shareholders' meeting discharged the Board and Managing Directors from liability for the financial year 2002.

Ordinary members Tapio Hintikka, Carl Bennet, Ingvar Carlsson, Eva Liljeblom, Caroline Sundewall, Roger Talermo, and Tom von Weymarn were re-elected.

Lars-Eric Petersson had declined to offer himself for re-election, and was thanked by the Chairman.

Sven-Christer Nilsson and Paul Smits were newly elected to the Board. Sven-Christer Nilsson was born in 1944, and was formerly CEO and President of LM Ericsson AB. Paul Smits was born in 1946, and was formerly CEO and President of KPN in the Netherlands.

The following directors' fees were approved for the Board: to the Chairman, SEK 750,000; to the Deputy Chairman, SEK 550,000; and to the other directors, elected by the Annual General Meeting, SEK 400,000 each.

The registered auditors Ernst & Young AB, with Chief Auditors Torsten Lyth and Lars Traff, and KPMG Bohlins AB, with Chief Auditors Solveig Tornroos-Huhtamaki and Thomas Thiel, were appointed as auditors for the period until the end of the Annual General Meeting in 2007. It was stipulated that compensation to the auditors shall be paid on the basis of invoice.

For further information, please contact: TeliaSonera's Press Office Phone: +46 8 713 58 30

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://www.waymaker.net/bitonline/2003/05/08/20030508BIT00630/wkr0001.doc

http://www.waymaker.net/bitonline/2003/05/08/20030508BIT00630/wkr0002.pdf